

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 14, 2008

**<u>via U.S. mail and facsimile</u>**

Mr. James H. Dorton
Vice President – Corporate Development and Chief Financial Officer
NN, Inc.
2000 Waters Edge Drive
Building C, Suite 12
Johnson City, TN  37604

> **RE:** **NN, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2007**
> **Filed November 9, 2007**
> **File No. 000-23486**

Dear Mr. Dorton:

We have reviewed your response letter dated December 20, 2007, to our letter dated November 28, 2007, and have the following comments.  If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 10-K for the Fiscal Year ended December 31, 2006**

<u>General</u>

1.  We appreciate your acknowledgement to the three bullet points signed by your outside counsel at the end of your response letter.  However, this acknowledgment

should be signed by an executive of the Company.  Please resubmit your acknowledgment to the three bullet points accordingly.

16) Commitments and Contingencies, page 60

2.      We note your response to our prior comment 6 and your disclosure in Note 16 in your Form 10-Q that on June 20, 2007, you were named as a potentially responsible party for the potential clean up of a former waste recycling facility. We further note your response states you had limited information regarding the probability of the potential claim, so it is unclear how you determined that a material loss contingency is remote.  Please clarify how you made this determination, provide us with an update of the status of this contingency, and ensure that you expand disclosure in future filings, to include the required disclosure of SFAS 5, SAB Topic 5:Y and SOP 94-6, as applicable.

Item 11. Executive Compensation, page 64 – Incorporated by Reference from Proxy Statement

3.      Please confirm that you will disclose your responses to prior comments 9 and 11 in future filings.

**Form 10-Q for the Quarter Ended September 30, 2007**

Note 2. Restructuring and Impairment Charges, page 6

4.      We have reviewed your response to our prior comment 15, which describes your impairment testing under SFAS 144.  Please clarify the level at which you have grouped the assets for testing and tell us how you have complied with paragraphs 10 through 14 and B44 through B47 of SFAS 144.  Additionally, tell us how you estimated the future cash flows used in your testing and how your estimates comply with paragraphs 16 – 21 of SFAS 144.   Please consider providing supplementally a copy of your impairment test.

5.      We have reviewed your response to our prior comment 16 and note that you will, in future filings, include additional disclosure to fulfill the disclosure requirements of SFAS 146 paragraph 20 and SAB Topic 5P4.  Our prior comment requested that you tell us the events and decisions that gave rise to the exit costs and exit plan, and the likely effects of management's plans on financial position, future operating results and liquidity unless it is determined that a material effect is not reasonably likely to occur.  Therefore, we repeat our prior comment 16.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information.  Detailed letters greatly facilitate our review.  Please submit your supplemental response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767, if you have any questions regarding legal or disclosure matters.  Please contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Melissa Rocha, Senior Accountant, at (202) 551-3854, or to the undersigned at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Terence O'Brien
Accounting Branch Chief